ALTAI RESOURCES INC.

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

NEWS RELEASE

Date: April 30, 2010

ALTAI ANNOUNCES EXTENSION OF WARRANT TERM

Altai Resources Inc. (ATI, TSX VENTURE; US SEC Rule 12g3-2(b) File # 82-2950) ("Altai" and the "Company") is extending the warrant term by one year to May 4, 2011 for the 1,000,000 common share purchase warrants issued pursuant to the private placement of 2,000,000 common share units at $0.95 per unit closed on May 5, 2008 with warrant exercise price of $1.25 per common share and original one year warrant expiry date of May 4, 2009 which was subsequently extended to May 4, 2010. All other terms and conditions of the warrants remain the same. A director of the Company and a company controlled by him each holds 100,000 of those warrants.

The Altai Board has approved and TSX Venture Exchange has conditionally consented to the extension of the warrant term.

ALTAI RESOURCES INC. IS A RESOURCE COMPANY WITH A PORTFOLIO OF OIL AND GAS (IN THE ST. LAWRENCE LOWLANDS, QUEBEC), GOLD, NICKEL AND SULPHUR PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

For further information, please contact
Maria Au, Secretary-Treasurer
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: info@altairesources.com Internet: http://www.altairesources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.



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